Contact

www.linkedin.com/in/pguptasloan
(LinkedIn)
pguptasloan.wordpress.com/ (Blog)

Top Skills

Entrepreneurship
Start-ups
Market Research

Honors-Awards

40 under 40 Data Scientists, India for
2019

Pawan Gupta

Cofounder and CEO at Betterhalf.ai - Match.com for 100M Indians |
YC W21
Bengaluru, Karnataka, India

Summary

Pawan has 5+ years of experience in product management roles
across consumer social media and SaaS applications. He has earlier
led an educational software company — that he cofounded — to
profitability and also holds an MBA from Massachusetts Institute of
Technology (MIT).

He worked closely on product growth assignments with Twitter,
Snapchat, Yik Yak and WeChat: user acquisition, product
features feedback, ideas on fixing engagement and retention, and
international growth (U.S, South Asia - India, Australia, South Korea
and Japan).

He follows two leaders: Chamath Palihapitiya, former VP Growth
of Facebook, and Josh Elman, Greylock partner and former growth
lead for LinkedIn and Twitter. He loves scaling apps, writing codes
(Python, R), and often sings semi-classical songs.

Experience

Betterhalf.ai
Cofounder and CEO
July 2016 - Present (6 years 8 months)
Bengaluru Area, India

Betterhalf is India's first and only matrimony app without parents. The company
has raised $2.3M seed round from Y Combinator (YC W21), Tribe Capital,
Nurture Ventures and Nobroker founders. Y Combinator company page:
https://www.ycombinator.com/companies/23175

Betterhalf app is used by over 700K urban Indians and offers them the world's
fastest matching in a single click (US Patent Application No. 16/777,773). This
matching technology is faster than Tinder and more accurate than eHarmony /
Shaadi.com.

TigerText
Product Manager
March 2016 - August 2016 (6 months)

TigerText is the leader in secure messaging focusing on disrupting
communication in the healthcare space. After tripling revenues in the last
two years and launching a new suite of products including iOS, Android, web
and desktop apps, an enterprise grade administration suite and full reporting
capabilities, TigerText has recently announced a $50 million C series.

I focused on refining, building and growing freemium TigerText product. The
three main product metrics that I focused on: number of organizations, number
of users and retention doubled during my tenure, while the revenue remained
the same with the potential for upsell for the organizations.

I had to leave the position because of a visa issue — many international
graduates go through this. I then transitioned smoothly to build a venture
that is attempting to solve for uncertainty in human mind and transform such
process into delightful, certain and timely process.

Layer
Product Marketing Manager
July 2015 - December 2015 (6 months)
San Francisco, CA

Layer, a SF TechCrunch Disrupt 2013 winner, is a very engineering driven
company that provides messaging SDK to developers to integrate messaging
seamlessly in their mobile and web apps. I analyzed the value we provided to
10,000+ developers' community and our customers, and as a result, our paid
customer base grew than ever.

As a product marketing and growth person, I worked on tools like Google
Webmasters, Google Analytics, MixPanel, Intercom, Salesforce, Optimizely,
Wootric (NPS), GetFeedback and number of internal analytical tools, and
drove product subscription. My experience here allowed me to learn quickly
the technical know-how required for building a great messaging system with
scale. TechCrunch link below:

Twitter
Growth Research at MIT (Branding Course)
March 2015 - May 2015 (3 months)
Cambridge, Massachusetts Area

Interesting problem on user-growth and how Twitter is perceived among users. Presentation mentioned below:

Yik Yak, Inc.
Independent Research at MIT
December 2014 - January 2015 (2 months)
Cambridge, Massachusetts Area and Atlanta, Georgia

Interesting problem on international growth. Ask Tyler, Ben and Cam. Pretty awesome team building great stuff. TechCrunch link below:

Twnel, Inc.
Product Management Intern
June 2014 - August 2014 (3 months)
Cambridge, Massachusetts and Bogota, Colombia

A next generation mobile messaging platform for consumers and brands, initially focused on Latin America

• Defined product philosophy and on-boarding process to acquire businesses on desktop as well as mobile platform, reducing steps by 3X; defined seven product features, and coordinated with iOS and Android development team to release features

• Analyzed 6 months data of Inalambria's clients (a leading SMS aggregator in Colombia and CEO's other business); analysis highlighted 15% of the businesses as target customers resulting in quick user acquisition (ongoing)

• Coordinated and built business partnerships with early customers having potential of 300-400k monthly message volume on platform; negotiated deal with a small telecom operator to acquire users and offer them free data usage on Twnel platform

微信企業推廣 WeChat Marketing
ROI Research on WeChat product feature
April 2014 - May 2014 (2 months)
Cambridge, Massachusetts Area

ROI and Product feedback on WeChat subscription feature. Presentation mentioned below:

Snapchat, Inc.
Independent Research at MIT
February 2014 - May 2014 (4 months)

Cambridge, Massachusetts and Los Angeles, California

Learned a lot on international growth and what it takes to build and grow products. Bobby, the cofounder has been generous to help me learn. Blog link below:

Apollo Hospitals

Product Operations Manager

May 2012 - April 2013 (1 year)

• Negotiated with the government bodies, regulators, doctors and paramedicals to launch product operations in the state of Bihar. Launched early product (Beta) for skill training centers in the state, early adoption leading to specific funding from government

• Negotiated with the CEO of Government Certification Organization to form exceptions in the company contracts; reduced certification fee from 20% to 10% per customer, saving thousands of dollars annually

Spirit Continues, an educational software company

Co-founder and VP, Product Development

May 2009 - May 2012 (3 years 1 month)

Kolkata(WB) and Ranchi(JH)

Product Management and leadership:

• Launched two new product versions of NavVikas, a student management tool, by incorporating feedback from the customers, and communicating recommendations to the engineering team; drove product subscription revenues from zero to $45K in two years

• Defined go-to-market strategies targeting 10-16 year-old children by communicating with users before the product launch; performed A/B testing resulting in conversation of 90% of customer leads into orders

Analytics and Problem Solving

• Devised an innovative pricing model by segmenting consumer demand, analyzing competitor’s pricing, and understanding sales conversation rate, resulting in acquisition of 5K customers at 70% of the industry standard cost of acquisition

Product description link below:

Education

Massachusetts Institute of Technology

Master of Business Administration (MBA), Entrepreneurship and Innovation
Track · (2013 - 2015)

Y Combinator

Best startup incubator in the world · (2021 - 2021)

Harvard Business School

Graduate of Digital Marketing Strategy, Digital Marketing
Strategy · (2014 - 2014)

Birla Institute of Technology, Mesra

Bachelor in Engineering, Electronics and Communication
Engineering · (2005 - 2009)